DWS Investment Management Americas, Inc.

5201 Gate Parkway
Jacksonville, FL 32256

June 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 479 to the Registration Statement on Form N-1A of Xtrackers Net Zero Pathway Paris Aligned US Equity ETF (“Fund”), a series of DBX ETF Trust (“Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”), received on May 6, 2022, and subsequent conversations with the Staff on June 2, 2022 and June 7, 2022, regarding the above-referenced Post-Effective Amendment (“Amendment”). The Amendment was filed on behalf of the Fund on April 1, 2022, with an effective date of June 22, 2022.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Provide us with a copy of the index methodology and a list of anticipated constituents. In addition, for the top 10 holdings, explain how you determined the investment was consistent with the reference to Net Zero Paris aligned in the Fund’s name.

Response: The Fund provided the requested information to the Staff by email on June 13, 2022.

In addition, while the Fund views “Net Zero Paris Aligned” in the Fund’s name as relating to an investment objective, strategy or policy of the Fund, and therefore not subject to Rule 35d-1, the Fund has nonetheless adopted an 80% policy that will require that the Fund “normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of issuers incorporated in the United States and as considered by the Advisor to be aligned with the Paris Agreement and consistent with the Net Zero Investment Framework.” The Fund has also added the term “Pathway” to its name (now Xtrackers Net Zero Pathway Paris Aligned US Equity ETF) to further clarify that the Fund’s portfolio is designed and weighted primarily to align with the longer-term decarbonization goals of the Paris Agreement and the Net Zero Investment Framework (“Climate Initiatives”).

2.	Comment: Disclose whether or not the Advisor or Index Provider performs any due diligence on issuers after they are added to the Underlying Index to ensure that they continue to comply with the EU-Paris aligned Benchmark standards and incorporate the recommendations of the Net Zero Investment Framework. Also, clarify whether the Underlying Index and/or Advisor monitors a company's progress over time towards net zero as part of determining compliance.

Response: Solactive AG (“Index Provider”) rebalances the Underlying Index on a semi-annual basis so as to ensure that the composition of the Underlying Index remains in compliance with the Paris-aligned Benchmark standards and is consistent with the Net Zero Pathways Framework. In rebalancing the Underlying Index semi-annually in February and August, the Index Provider utilizes data from external data providers in evaluating the screens, emissions reduction targets and measuring carbon intensity and uses such data to rebalance the Underlying Index, at which time any companies that no longer meet the screens are removed and the constituent weightings are recalculated to maintain alignment with the Climate Initiatives.

3.	Comment: State explicitly (if true) that the Fund’s portfolio likely will include some stocks that are not compatible with the objectives of the Paris Agreement or incorporate recommendations of the Net Zero Investment Framework.

Response: “ESG investment strategy risk” and “Carbon reduction strategy risk” each state that the respective measures used in the Underlying Index’s methodology are based on information that may be unavailable or unreliable (and for emissions reduction targets, may be abandoned), and for those reasons the Index Provider may be unsuccessful in creating an index composed of companies that exhibit positive ESG characteristics or that positively contribute to carbon reduction goals or meet carbon reduction targets. The Fund has added additional disclosure to each of these risks to further explain circumstances under which the Underlying Index (and thus the Fund) may hold securities that are not compatible with the stated objectives, specifically during periods between index rebalancing. In addition, the Fund has added disclosure to clarify that because the Underlying Index’s carbon intensity reduction targets are applied at the aggregate level rather than at an individual security level, the Underlying Index (and thus the Fund) may contain individual securities that do not meet those targets.

4.	Comment: If the Fund will report on whether it is achieving its targets, disclose where it will do so. Alternatively, disclose that the Fund will not report on whether it is achieving its targets.

Response: The Underlying Index follows defined rules without a discretionary element. As such, the Underlying Index’s methodology, which is applied to assign weight to the index constituents in line with the stated requirements, should always yield weights that are aligned with the carbon reduction target. Accordingly, at each semi-annual rebalance, the Underlying Index is designed to be revised so as to meet the carbon intensity reduction targets. If such an optimization is not mathematically feasible, the issue would be presented to the Index Provider’s Index Oversight Committee, who would then, in close collaboration with the Index Management and Compliance departments, define how to resolve the issue. As the Index Provider is regulated by the EU Benchmark Regulation, such discussions would be published on the index website and be communicated to index clients, including the Fund’s Advisor. The Fund does not intend to report retrospectively if the Underlying Index’s constituents selected at the prior rebalance met the carbon intensity reduction targets (without the need for further revision at the next rebalance).

5.	Comment: If the Fund operates as a diversified fund for three years or more, be advised that it will not be able to go back to operating as a non-diversified fund without a shareholder vote (see Rule 13a-1 of the Investment Company Act of 1940).

Response: The Fund believes that it qualifies for reliance on the no-action relief provided to certain index-based funds in the letter to Stradley Ronon Stevens & Young, LLP dated June 24, 2019 (“Stradley Letter”). The Stradley Letter stipulates that the relief applies to index-based funds tracking an unaffiliated “broad-based index” and references the following definition of a “broad-based index”:

“A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”1

The Underlying Index is not “composed of securities of firms in a particular industry or group of related industries” and we believe that it provides investors “with a performance indicator of the overall applicable stock…market.”2 As of April 29, 2022, the parent index was composed of 535 securities, and the Underlying Index was composed of 387 securities, each representing a significant portion of the large- and mid-cap US equity universe.

Accordingly, the Fund intends to rely on the relief granted in the Stradley Letter and will not seek a shareholder vote in the event that it operates as a diversified fund for three years or more and then again becomes non-diversified solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the Underlying Index.

6.	Comment: Disclose how the Fund will handle voting of shares that are on loan. If the Fund will not call back the shares to vote, advise how that is consistent with its ESG strategy.

Response: The Fund does not hold itself out as, nor does it intend to operate as, an “activist fund,” but rather seeks to execute its ESG strategy by allocating capital in a manner designed to align with the stated goals of the Climate Initiatives. Notwithstanding, the Fund may, at its discretion, recall securities on loan as disclosed in the proxy voting guidelines included as Appendix II-G in the Fund’s Statement of Additional Information. As stated therein, with respect to securities on loan, “A determination of whether to seek a recall will be based on whether the applicable portfolio management team determines that the benefit of voting outweighs the costs, lost revenue, and/or other detriments of retrieving the securities, recognizing that the handling of such recall requests is beyond DWS’s control and may not be satisfied in time for DWS to vote shares in question.”

7.	Comment: Under “ESG investment strategy risk,” clarify in the filing what you mean when you state that “[r]egulatory changes or interpretations regarding the definitions and/or use of ESG criteria could have a material adverse effect on ... the ability of certain classes of investors to invest in funds following an ESG strategy such as the Fund.”

Response: The disclosure to which the Staff refers is designed to notify investors that the ESG investing space is active with regulatory developments, some of which could affect the fund’s ability to invest in certain companies and/or prohibit certain classes of investors from investing in the Fund. The Fund cites as examples the Department of Labor’s developing position on ESG investing in ERISA plans, and state law actions that would preclude funds and/or entire financial firms from participating in state-run investments based on certain ESG investing approaches such as Texas SB 13 and SB 19.

8.	Comment: If the Fund will have direct exposure to Russian issuers or the adjoining geographic regions, consider whether disclosure to this effect should be included in principal investment strategies.

1 Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), at fn 21, cited in the Stradley Letter, fn.2.

2 We note that the Stradley Letter cites several “growth” indices as examples of indices that are affected by the conditions that drove the staff to grant the relief. Accordingly, the Stradley Letter indicates that an index can be considered “broad-based” even if it reflects an investment style.

Response: The Fund does not expect to have direct exposure to Russian issuers or the adjoining geographic regions.

9.	Comment: Reconcile your statement under “Non-diversification risk” that “[a]t any given time, due to the composition of the Underlying Index, the fund may be classified as non-diversified” with the statement in the strategies section that the “fund is currently classified as 'non-diversified.”

Response: The Fund has revised “Non-diversification risk” to align with its current classification as non-diversified.

10.	Comment: Supplementally, identify the broad-based securities index the Fund intends to use as its benchmark.

Response: In addition to the Underlying Index, the Fund intends to use the S&P 500 Index as a performance benchmark for purposes of the Fund’s subsequent shareholder reports and prospectuses.

11.	Comment: Supplementally, advise how the Fund will value futures contracts for purposes of its 80% policy.

Response: Futures contracts are not counted toward satisfying the Fund’s 80% investment policy when making such calculation.

12.	Comment: In the section “Underlying Index Information,” change “operate in accordance with certain international standards for responsible ESG conduct” to disclose the actual standards used by the index to filter investments; consider similar revisions in Item 4 as well.

Response: The Fund has revised the disclosure to clarify the ESG standards used in constructing the Underlying Index. The Fund believes that the similar disclosure in Item 4, by referencing “the following established standards…,” (emphasis added) and then following such statement with the detailed listing of the referenced standards, is sufficiently clear as written.

13.	Comment: In the section “Underlying Index Information,” briefly explain what the EU Paris-aligned Benchmark standards and Net Zero Investment Framework are. Later in the disclosure more clearly explain how the Benchmark standards and Investment Framework are used in the index construction process.

Response: The Fund has added the following disclosure in response to the Staff’s comment:

Paris-aligned Benchmark standards

Commission Delegation Regulation (EU) 2020/1818 ("EU BMR") establishes the minimum standards for a "Paris-aligned Benchmark" ("PAB"). As set forth in the EU BMR, the methodology of a PAB is based on the commitments laid down in the Paris Climate Agreement, an international treaty agreement on climate change which aims to limit the increase in global temperature rise to 2 degrees Celsius (preferably 1.5 degrees Celsius) above pre-industrial levels. As more fully described below, the exclusionary criteria and carbon reduction targets used by the Underlying Index are consistent with those set forth in the EU BMR and thus the Underlying Index's qualification as a PAB.

Net Zero Investment Framework

The Net Zero Investment Framework provides a common set of recommended actions, metrics and methodologies through which asset managers can maximize their contribution to achieving global net zero global emissions by 2050 or sooner pursuant to two primary alignment objectives: decarbonizing investment portfolios in a way that is consistent with achieving global net zero greenhouse gas emissions by 2050 and increasing investment in the range of climate solutions needed to meet that goal. As more fully described below, the Underlying Index seeks to meet these objectives through optimizing and weighting the portfolio to meet carbon reduction targets and through overweighting companies that commit to emissions reduction targets, establish high standards for climate disclosures, and/or generate green revenues.

14.	Comment: So that we may better understand your disclosure, provide an example of a company that would fail the norms-based screen. Revise disclosure to clarify how the index provider verifies a failure to meet these norms.

Response: The registrant provided the requested example supplementally by email on June 13, 2022 and has revised the disclosure to further define the applicable norms-based research methodology.

15.	Comment: What does “establish a minimum 50% reduction in carbon intensity relative to the parent index at origination” mean? Consider revising for clarity.

Response: The Fund has deleted the reference to “at origination,” and believes this clarifies the disclosure.

16.	Comment: Given the amount of companies being excluded from consideration in the underlying index, it is possible that the index may miss the companies whose CO2 reductions are most meaningful to the achievement of a net zero by 2050 outcome. With a view to improved strategy and risk disclosure, explain what the index is trying to measure and achieve in terms of outcomes.

Response: As stated, the core framework applied in the Underlying Index is the reduction of carbon intensity compared to the parent index, as well as over time. This mechanism is set up to comply with the regulations laid out for EU Paris-Aligned Benchmarks, which includes, among other requirements, exclusion of a number of carbon-intensive industries. The Underlying Index also aims to implement recommendations published by the Institutional Investors Group on Climate Change in their Net Zero investment Framework and to reward companies setting emissions reduction targets, meeting climate disclosure standards, and generating green revenues.

17.	Comment: We note the statement that exposure to high climate impact sectors must not decrease. Previously there is a reference to screens that appear to exclude such sectors. Explain and revise as appropriate.

Response: Exposure to high climate impact sectors is measured on an aggregate level, i.e., the cumulative weight of all securities classified into one of the sectors in the Underlying Index and the parent index, respectively. Accordingly, if one high climate impact sector would be removed completely due to the exclusions, its weight would be re-distributed to the other high climate impact sectors. The Fund has revised disclosure to clarify that this exposure is measured in the aggregate.

18.	Comment: With respect to “Science-Based Emissions Reduction Targets,” how does the index determine an issuer's commitment? Does it monitor for progress against the commitment? What is the difference between an ambitious target and a science-based target? Must an issuer have a science-based target to be included?

Response: The Fund has revised disclosure in response to the Staff’s comments. Progress on an issuer’s commitment is evaluated by the Index Provider (utilizing date from the disclosed data providers) and, at the time of each rebalancing of the Underlying Index, would influence the tilt and resulting weighting of an issuer. Emissions reduction targets technically are not requirements for inclusion in the Underlying Index, but an issuer that does not adopt such targets would have a lower weighting in the Underlying Index than it would if it had adopted targets.

19.	Comment: If there is a sub-license agreement between the Fund and the Advisor to use the index, file it as an exhibit to the registration statement.

Response: The Fund hereby confirms that the license agreement between the index provider and the Fund’s Advisor does not require the Advisor to sub-license the index for use with the Fund. Accordingly, there is no sub-license agreement between the Fund and the Advisor.

20.	Comment: Regarding the disclaimer, provide the Staff with the completed disclosure.

Response: The disclosure has been completed to include the name of the exchange on which shares of the Fund are listed.

21.	Comment: Regarding the Fund’s Statement of Additional Information (page I-4), advise supplementally how the Fund’s fourth non-fundamental policy is consistent with its ESG policies.

Response: While the Fund’s ESG policies may generally prohibit most investments in securities of issuers engaged in oil, gas or other mineral exploration programs, the fourth non-fundamental policy is included pursuant to Section 8(b)(1)(F) of the 1940 Act and the instructions to Form N-1A which require the Fund to disclose its policy with respect to purchasing or selling commodities and is merely permissive of such investments, but does not indicate that the Fund pursues such investments as part of its investment strategy.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/Rob Benson

Rob Benson

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.